

April 9, 2014

Via E-mail
Ivan Krikun
President
Danlax, Corp.
Transportnaya Street, 58-7
Nizhneudinsk, Russia 665106

> **Re: Danlax, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on April 2, 2014**
> **File No. 333-193467**

Dear Mr. Krikun:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referred to they refer to our letter, dated March 24, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 1 but do not concur with your conclusion that you are not a shell company as defined in Securities Act Rule 405 of Regulation C. We note again that your assets consist solely of cash. Furthermore, it is unclear how the steps you have taken in furtherance of your business plan are more than "nominal" when Mr. Krikun, your sole officer and director, has no experience or expertise in the mobile game business. Please disclose on your prospectus cover page that you are a shell company and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

Risk Factors

Risks Associated to Our Business, page 6

2.   We note your response to prior comment 2 that you will operate your business from Nizhneudinsk, Russia. Please revise to discuss risks to investors as a result of your location in Russia, or advise.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via E-mail
        Scott D. Olson, Esq.